UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PRECIPIO, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74019L107

(CUSIP Number)

Mark Rimer

c/o Preicipio, Inc.

4 Science Park

New Haven, CT 06511

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Mark Rimer I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,840,641
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,840,641
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,840,641
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14	TYPE OF REPORTING PERSON IN

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SCHEDULE 13D

1	NAME OF REPORTING PERSONS Chenies Investor LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 45-3032710
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 862,264
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 862,264
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 862,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.39%
14	TYPE OF REPORTING PERSON OO

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SCHEDULE 13D/A

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

On August 28, 2017, Chenies Investor LLC and Chenies Management LLC (collectively, the “Chenies Parties”) entered into conversion agreements with the Company, which agreements are filed herewith as Exhibit 6 and Exhibit 7, pursuant to which (i) the Chenies Parties agreed to convert all outstanding shares of Series A Senior Convertible Preferred Stock, including all dividends due and payable thereunder, into an aggregate of 236,986 shares of Common Stock at a conversion rate of 1-for-1 and (ii) the Company issued to the Chenies Parties an aggregate of 116,955 warrants to purchase Common Stock as consideration for entering into the Conversion, which number is equal to 50% of the number of shares of Common Stock received in connection with the Conversion, excluding accrued dividends (the “Conversion Warrants”).  The Conversion Warrants, a form of which is filed herewith as Exhibit 8, have a per share exercise price of $10.00, are exercisable immediately and expire five (5) years from the date of issuance.

On September 6, 2017, Dominion Capital LLC exercised a put option (the “Dominion Put”) to sell $311,241 of principal of an 8% Convertible Promissory Note to Kuzven Precipio Investor LLC (A related call option held by Kuzven Precipio Investor LLC on the Dominion Note (the “Kuzven Option”) expired upon the exercise of the Dominion Put. Pursuant to a Conversion Agreement between Kuzven Precipio Investor LLC and the Company, dated September 8, 2017, which agreement is filed herewith as Exhibit 9, the portion of the note sold to Kuzven was converted into (i) 124,496 shares of Issuer Common Stock at a conversion price of $2.50 per share and (ii) an Offering Warrant exercisable for 124,496 shares of Issuer Common Stock.

Pursuant to a Conversion Agreement between Chenies Investor LLC and the Company, dated September 8, 2017, which agreement is filed herewith as Exhibit 10, the 8% Convertible Promissory Note (the “Chenies Note”) together with accrued interest and the Redemption Amount (as defined in the Chenies Note) was converted into (i) 85,476 shares of Common Stock at a conversion price of $2.50 per share and (ii) an Offering Warrant exercisable for 85,476 shares of Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b) See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock beneficially owned by the Reporting Persons.  The percentage ownership is calculated based on 6,407,860 shares of Common Stock issued and outstanding as reported on the Company’s Form 10-Q for the period ending June 30, 2017 and filed with the SEC on August 22, 2017 and increased by:  (i) 1,735,419 shares of Common Stock issued pursuant to the conversion of all outstanding Preferred Stock, including all dividends, in connection with the Company’s Offering as reported on the Company’s Form 8-K dated August 28, 2017 and filed on August 31, 2017; (ii) 359,999 shares of Common Stock issued pursuant to the conversion of the Company’s convertible promissory notes in connection with the Offering as reported on the Company’s Form 8-K dated August 28, 2017 and filed on August 31, 2017; (iii) 420,847 shares of Common Stock, which is the aggregate number of shares of Common Stock issuable upon the exercise of all warrants to purchase Common Stock held by the Chenies Parties and Kuzven Precipio Investor LLC that are or may become exercisable within 60 days; and (iv) 263,332 shares of the Company’s Common Stock that Kuzven Precipio Investor LLC has the conditional right to buy pursuant to the Call Option Agreement.

(a) As of the date hereof, Mr. Rimer is the beneficial owner of 1,840,641 shares of Common Stock consisting of: (i) 686,874 shares of Common Stock held by Chenies Investor LLC; (ii) 340,913 shares of Common Stock held by Chenies Management LLC; (iii) 124,496 shares of Common Stock held by Kuzven Precipio Investor LLC (iv) 4,179 shares of Common Stock held by Precipio Employee Holdings; (v) warrants to purchase 215,916 shares of Common Stock held by Kuzven Precipio Investor LLC; (vi) warrants to purchase 175,390 shares of Common Stock held by Chenies Investor LLC; (vii) warrant to purchase 29,541 shares of Common Stock held by Chenies Management LLC; and (viii) option to purchase 263,332 shares of Common Stock or Series A Senior Convertible Preferred Stock held by Kuzven Precipio Investor LLC.

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Mr. Rimer is managing member of Chenies Investor LLC, Chenies Management LLC and Kuzven Precipio Investor LLC.

As of the date hereof, Chenies Investor LLC is the beneficial owner of 862,264 shares of Common Stock consisting of: (i) 686,874 shares of Common Stock; and (ii) warrants to purchase 175,390 shares of Common Stock.

(c)  Except for the transactions disclosed in the Schedule 13 D and this Amendment No. 1, none of the Reporting Persons have engaged in any transactions in the Company’s Common Stock in the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is hereby amended and supplemented to include the response in Item 4 above.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

Exhibit 99.6

Conversion Agreement by and between Chenies Investor LLC and Precipio, Inc. dated August 28, 2017.

Exhibit 99.7

Conversion Agreement by and between Chenies Management LLC and Precipio, Inc. dated August 28, 2017.

Exhibit 99.8

Form of Warrant

Exhibit 99.9

Conversion Agreement by and between Kuzven Precipio Investor LLC and Precipio, Inc. dated September 8, 2017.

Exhibit 99.10

Conversion Agreement by and between Chenies Investor LLC and Precipio, Inc. dated September 8, 2017.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2017

/s/ Mark Rimer
Mark Rimer

Chenies Investor LLC

By:	/s/ Mark Rimer
Mark Rimer
Managing Member

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